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                  [Letterhead of Western Wireless Corporation]




                                        August 25, 2003


Mr. Barry Summer
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


            Re:   Western Wireless Corporation
                  Registration Statement on Form S-3, File No. 333-104516 Application for Withdrawal


Ladies and Gentlemen:

            Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, Commission File No. 333-104516 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on April 14, 2003.

            The registrant has issued and sold in transactions exempt from the registration requirements of the Securities Act $600 million of Senior Notes due 2013 and $115 million of Convertible Subordinated Notes due 2013. Consequently, the Company has determined not to proceed with the public offering of any of the securities contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement.

            Also, pursuant to Rule 457(p), we request that the filing fee paid in connection with this Registration Statement be offset against the total filing fee due for subsequent registration statements.
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Mr. Barry Summer                      - 2 -                     August 25, 2003


            Accordingly, we hereby respectfully request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (425) 586-8013 or Barry A. Adelman at Friedman Kaplan Seiler & Adelman LLP at (212) 833-1107.

                                    Sincerely,



                                    Western Wireless Corporation
                                    /s/ Jeffrey A. Christianson



                                    Jeffrey A. Christianson

                                    Senior Vice President, General Counsel
                                    and Secretary